April 14, 2022

Re:	Tuatara Capital Acquisition Corporation Amendment No. 2 to Registration Statement on Form S-4 Filed April 14, 2022 CIK No. 0001801602
CONFIDENTIAL

Mr. Dave Edgar
Ms. Kathleen Collins
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Edgar and Ms. Collins:

On behalf of our client, Tuatara Capital Acquisition Corporation, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated April 1, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter (the “Revised Registration Statement”). The Revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears.

Amendment No. 1 to Form S-4 filed March 17, 2022

Questions and Answers About the Transaction Proposals for Tuatara Shareholders
If I am a warrant holder, can I exercise redemption rights with respect to my warrants?, page 26

1.
We note your response to prior comment 1 regarding your post-business combination redemption rights for the public warrants. Please clarify that if your common stock price exceeds $10 per share 30 days after the business combination, you may redeem the public warrants for $0.10. Further clarify that the market value of the public warrants may greatly exceed either the redemption price or the cashless exercise price of the warrants, thus warrant holders may not realize the current market value of the public warrants. Please consider adding a risk factor to address this issue.

Response:          The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as set forth in the Revised Registration Statement on pages 7, 26, 87, 248 and F-18, if the Company’s common stock price exceeds $10 per share over the required trading period and the relevant warrant holders do not exercise their warrants, the Company may redeem the public warrants for $0.10 per warrant. Therefore, if the market price for the warrants exceeds $0.10 per warrant and the Company announces redemption, the market value of the warrants could greatly exceed the redemption price; additionally, if an investor chooses to exercise his or her warrants in accordance with the make-whole table upon announcement of redemption, the market value of the public warrants could greatly exceed the cashless exercise price. An investor could also sell his or her warrants at the then-current market price.

The Company respectfully advises the Staff that this redemption feature has been described throughout the document to investors, including in a risk factor on page 87 of the Revised Registration Statement titled “We may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless” which includes language stating that investors have three options in the case where the common stock is trading over $10 over the required trading period and the Company redeems: (1) they can exercise and obtain the cashless exercise value; (2) they can sell their warrants at the then-current market price; or (3) they can accept the redemption price. This risk factor also warns that accepting the redemption price by option (3) could result in accepting a price “likely to be substantially less than the market value of your warrants.” The Company respectfully advises the Staff that it believes this risk factor is sufficient to cover the risk considered in the above paragraph.

Unaudited Pro Forma Condensed Combined Financial Information
Introduction, page 172

2.
Please revise your discussion of the $13.1 million in subscription agreements, which you state will close immediately prior to closing, to clarify that $7.0 million of convertible notes included in such subscription has already been funded on February 25, 2022 price of your securities.

Response:          The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 176 and 183 of the Revised Registration Statement.

3.
We note your revised maximum redemption scenario assumes that the shareholders approve Proposal No. 10. Please revise to clarify that the maximum redemption scenario assumes that Tuatara's Articles of Incorporation are amended such that they will not be required to have at least $5,000,001 in net tangible assets at the time of the transaction. Also, disclose what will happen if such Proposal is not approved and include a quantified discussion of how that might impact your pro forma information, if material.

Response:          The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 48 and 178 of the Revised Registration Statement.

Business of SpringBig, page 196

4.
We note your revised disclosures and response to prior comment 9 where you state that SpringBig compares the average recurring monthly revenue for all customers as of the end of the relevant period to the average recurring monthly revenue for all customers as of the comparable period, and you do not compare the same set of customers across periods when calculating your net revenue retention rate. Please address the following:

•
Your disclosures continue to refer to comparing the average recurring monthly revenue during the prior twelve months divided by the average recurring monthly revenue over the same trailing twelve-month period. Explain how this compares to the references in your response to the "end of the relevant period" and "as of the comparable period."

•	Explain your reference to adjusting the average recurring monthly revenue from retail clients adjusted for losses, increases and decreases in monthly subscriptions during the prior twelve months.
•	Clarify whether this measure includes excess usage revenue and if so, how such revenues factor into your calculation.
•
Explain how this measure reflects your ability to retain customers when you do not compare the same set of customers across periods in calculating the net revenue retention rate. Clarify what this measure is intended to represent and consider revising the name, if necessary.

•
Explain to us the relevance of your revised disclosures regarding the average net revenue retention rate of 120% over the past two years, particularly considering the significant decrease in such measure from fiscal 2019 to fiscal 2020, or consider removing this disclosure.

•
Provide us with a detailed example of how your retention rate was determined for both fiscal 2021 and 2020 and ensure that it is clear which periods are being used to determine the average monthly recurring revenue for both the end of the relevant period and the comparable period.

•	Revise your disclosure, as necessary, to address the questions above and include a discussion of such calculation in your Key Operating and Financial Metrics disclosures.

Response:          The Company respectfully acknowledges the Staff’s comment and set forth below are the Company’s responses to each of the sub-parts of the Staff’s comments.

•
Your disclosures continue to refer to comparing the average recurring monthly revenue during the prior twelve months divided by the average recurring monthly revenue over the same trailing twelve-month period. Explain how this compares to the references in your response to the "end of the relevant period" and "as of the comparable period."

When determining SpringBig’s net revenue retention rate, this metric is calculated by (1) specifying a measurement period consisting of the trailing twelve months from the current period end; (2) calculating the average monthly recurring revenue (which is the monthly recurring subscription fees paid by retail clients, excluding the initial monthly contract amount of any new client subscriptions), plus any monthly recurring revenue attributable to upgrades, and remove lost monthly recurring revenue (including such revenue attributable to departing clients as well as revenue impacted by downgrades); and (3) then calculating the net revenue retention rate as the quotient obtained by dividing this revenue amount by the average monthly recurring revenue for such trailing twelve month period.

Further, in response to the Staff’s comment, the Company has revised its disclosure on page 219 of the Revised Registration Statement.

•	Explain your reference to adjusting the average recurring monthly revenue from retail clients adjusted for losses, increases and decreases in monthly subscriptions during the prior twelve months.

When determining SpringBig’s average recurring monthly revenue for purposes of determining SpringBig’s net revenue retention rate, SpringBig calculates the average monthly recurring revenue (which is the monthly recurring subscription fees paid by retail clients as described above), plus any monthly recurring revenue attributable to upgrades, and less any lost monthly recurring revenue (including such revenue attributable to departing clients as well as revenue impacted by downgrades).

Further, in response to the Staff’s comment, the Company has revised its disclosure on pages 218-219 of the Revised Registration Statement.

•	Clarify whether this measure includes excess usage revenue and if so, how such revenues factor into your calculation.

When determining SpringBig’s average recurring monthly revenue for purposes of determining SpringBig’s net revenue retention rate, excess usage revenue is not included.

Further, in response to the Staff’s comment, the Company has revised its disclosure on page 219 of the Revised Registration Statement.

•
Explain how this measure reflects your ability to retain customers when you do not compare the same set of customers across periods in calculating the net revenue retention rate. Clarify what this measure is intended to represent and consider revising the name, if necessary.

Like a number of SaaS companies, SpringBig believes that the growth in use of its platform by existing customers is an important metric in evaluating its business and growth.  This measure reflects the growth in client subscription revenue excluding the initial monthly contract amount of any new client subscriptions, and as described above, represents a composite of clients who have upgraded their services as well as lost clients.  SpringBig monitors its dollar-based net revenue retention rate to track the maintenance of revenue and revenue-increasing activity growth (such as client upgrades, which frequently occur after a client is initially engaged). SpringBig views a net revenue retention rate exceeding 100% as positive, as it indicates expansion and growth within the business without relying on new clients.

Further, in response to the Staff’s comment, the Company has revised its disclosure on page 219 of the Revised Registration Statement.

•
Explain to us the relevance of your revised disclosures regarding the average net revenue retention rate of 120% over the past two years, particularly considering the significant decrease in such measure from fiscal 2019 to fiscal 2020, or consider removing this disclosure.

In response to the Staff’s comment, the Company has removed this disclosure.

•
Provide us with a detailed example of how your retention rate was determined for both fiscal 2021 and 2020 and ensure that it is clear which periods are being used to determine the average monthly recurring revenue for both the end of the relevant period and the comparable period.

In response to the Staff’s comment, below see below:

Net Retention Analysis - Quarterly Summary

	Roll-forward of Monthly Subscription Revenue									
	2020					2021				
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
	$	$	$	$	$	$	$	$	$	$
Opening	497,740	659,370	839,084	933,473	**497,740**	1,066,568	1,109,673	1,109,565	1,142,601	**1,066,568**
New clients	101,995	115,099	67,865	65,790	**350,749**	91,542	78,101	82,892	68,431	**320,966**
Lost clients	(17,500)	(18,000)	(70,480)	(24,500)	**(130,480)**	(45,468)	(142,545)	(74,745)	(83,425)	**(346,183)**
Upgrades / Downgrades (net)	77,135	82,615	97,004	91,805	**348,559**	(2,970)	64,336	24,888	363,818	**450,073**
Activity from existing clients	59,635	64,615	26,524	67,305	**218,079**	(48,438)	(78,209)	(49,857)	280,393	**103,890**
	659,370	839,084	933,473	1,066,568	**1,066,568**	1,109,673	1,109,565	1,142,601	1,491,424	**1,491,424**
Annual					**128%**					**110%**
Trailing 12-months						113%	97%	90%	110%	

Proof of calculation			2020 FY	2021 FY
Average Quarterly MRR	(i.e. [Q1 + Q2 + Q3 + Q4]/4)		732,417	1,107,102
Adj to monthly average (see below)			36,919	(18,562)
		a	769,336	1,088,540
Total lost business		b	(130,480)	(346,183)
Total upgrades / downgrades		c	348,559	450,073
Trailing 12-month Net dollar retention		(a + b + c) / a	**128%**	**110%**

Note: calculation is on a monthly average basis; this illustration is quarterly hence small adjustment to reconcile monthly average and quarterly average due to timing of increases

•	Revise your disclosure, as necessary, to address the questions above and include a discussion of such calculation in your Key Operating and Financial Metrics disclosures.

In response to the Staff’s comment, the Company has revised its disclosure on pages 218-219 of the Revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of SpringBig
Factors Affecting Our Performance, page 208

5.
Notwithstanding your response to our comment above, revise to include an explanation of the underlying reason(s) for the declining trend in your net revenue retention rate over the three year period presented. Refer to Item 303 of Regulation S-K and SEC Release No. 33-10751.

Response:          The Company acknowledges the Staff’s comment and respectfully advises the Staff that SpringBig views a net revenue retention rate exceeding 100% as positive, as it indicates expansion and growth within the business without relying on new clients.  SpringBig experienced a high net revenue retention rate as a result of a high level of clients that upgraded their subscriptions as compared to the average monthly recurring revenue for such period.

Further, in response to the Staff’s comment, the Company has revised its disclosure on pages 219, 221 and 223 of the Revised Registration Statement.

Key Operating and Financial Metrics, page 210

6.	We note your response to prior comment 9. Please provide us with the percentage of total revenue attributed to excess use revenue for each month in fiscal 2020 and 2021, as previously requested.

Response:          In response to the Staff’s comment, below see below:

Excess Use Revenue as percentage of Total Revenue

	Total Revenue $	Excess Use Revenue $	Excess as % of Total
2021			
January	1,683,812	507,309	30%
February	1,785,857	604,892	34%
March	1,739,343	451,665	26%
April	1,860,386	510,947	27%
May	1,892,710	525,520	28%
June	2,051,020	735,423	36%
July	2,073,361	813,782	39%
August	1,989,940	706,957	36%
September	2,057,619	753,764	37%
October	2,279,727	814,384	36%
November	2,147,186	657,082	31%
December	2,462,273	692,051	28%
	24,023,235	7,773,776	32%
2020			
January	917,263	340,310	37%
February	998,050	333,699	33%
March	998,448	342,651	34%
April	1,176,178	409,941	35%
May	1,120,992	292,836	26%
June	1,143,207	350,115	31%
July	1,307,426	373,286	29%
August	1,316,961	372,266	28%
September	1,490,946	455,397	31%
October	1,514,316	459,063	30%
November	1,632,317	538,701	33%
December	1,567,029	436,592	28%
	15,183,134	4,704,857	31%

Results of Operations
Comparison of Year Ended December 31, 2020 and 2021, page 214

7.
We note you provide information regarding deals closed, average deal size and annual revenue in the analyst day presentation provided in the March 18, 2022 425 filing. You also present new annual contract value closed by quarter. Please tell us whether this information relates to only new customer deals. If so, explain further why you are unable to provide a quantified discussion of revenue growth by new versus existing customers.

Response:          The Company acknowledges the Staff’s comment and respectfully advises the Staff that the data in the analyst day deck referenced in Comment 7 shows new client initial annualized subscription value. During the periods presented in the Registration Statement, SpringBig has experienced significant revenue growth through a mixture of new clients, clients upgrading their subscriptions (which frequently occurs shortly after such client becomes a client of SpringBig), and excess use revenue (which is incurred by clients if the pre-determined credit volume set forth in such client’s subscription agreement is exceeded in any month).  Given this combination of inputs to SpringBig’s revenue growth, SpringBig has not historically split ongoing revenue by “new” versus “existing”.  However, in response to the Staff’s comment, the Company has revised its disclosure on pages 221 and 223 of the Revised Registration Statement.

8.
Your disclosure attributes revenue growth in fiscal 2021 to the addition of new retail clients. Please tell us whether such growth can be further supported by the addition of new markets in which the sale of cannabis is now permitted and if so, revise to quantify the revenue growth attributable such markets. In this regard, we note your risk factor disclosure on page 51, which indicates that revenue growth may not be sustainable going forward due, in part, to the eventual decline in the number of new major geographic markets in which the sale of cannabis is permitted.

Response:          The Company acknowledges the Staff’s comment and respectfully advises the Staff that the 2021 growth was not materially driven by the addition of new markets in which the sale of cannabis was recently permitted.  SpringBig has generally experienced a lag between the adoption of legislation and significant revenue generation with respect to such jurisdictions (for example, the adult-use programs recently enacted in New York, New Jersey, and Connecticut did not generate significant revenue for SpringBig in 2021 and are not expected to do so in 2022).

Further, in response to the Staff’s comment, the Company has revised its disclosure on pages 203 and 222 of the Revised Registration Statement.

SpringBig, Inc. Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-46

9.
Please explain further your disclosure where you state that each customer is buying a "license" to the platform to receive all the benefits of the platform. In this regard, tell us whether your arrangements contain a license to intellectual property or provide a service to your customer with access to your platform and revise your disclosures as necessary to clarify. Refer to ASC 606-10-55-54(a).

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages F-29 and F-46 of the Revised Registration Statement.

General

10.
We note that TCAC entered into a second agreement with CF&CO whereby CF&CO will act as your financial advisor, placement agent and arranger in connection with any financing for the business combination in exchange for certain agreed upon fees. Please tell us whether you or CF&CO are currently in negotiations for, or intend to enter into any, additional financing(s) other than those already disclosed. If so, please revise to include a discussion of such financing(s), including the current status of any negotiations and tell us your consideration to include the impact of such transactions in your pro forma financial statements.

Response:          The Company respectfully acknowledges the Staff’s comment and advises the Staff that, while they have indeed entered into the disclosed engagement letter with CF&CO, they are looking at financing from a number of potential sources and nothing is definitive at this point. The Company advises that they will update the disclosure on any financings at the appropriate time when the Company enters into definitive agreements concerning such financings.

11.
Where appropriate, including the cover page, the Q&A and summary sections, please clarify that the business combination is not conditioned upon the approval of the Articles Amendment Proposal. The added disclosure should make clear that if the proposal is approved and substantially all of the non-affiliated public stock is redeemed, the public float of the company may be too small to sustain a liquid public market for the company's common stock, and if the proposal is not approved, significant redemptions could result in the business combination not being consummated.

Response:          The Company respectfully acknowledges the Staff’s comment and in response the Company has revised its disclosure on pages 8, 23 and 95 of the Revised Registration Statement. The Company respectfully advises the Staff that the Company has partially waived, and may further waive, the lockup requirements under the voting and support agreements of certain holders that would increase the public float as of the closing.

***

Should any questions arise, please do not hesitate to contact me at (212) 450-4322 (tel) or derek.dostal@davispolk.com, or Leonard Kreynin at (212) 450-4937 (tel) or leonard.kreynin@davispolk.com. Thank you for your time and attention.
Very truly yours, /s/ Derek Dostal
Derek Dostal

cc:

Albert Foreman, Chief Executive Officer of the Company

Sergey Sherman, Chief Financial Officer of Tuatara Capital Acquisition Corporation

Paul Sykes, Chief Financial Officer of SpringBig, Inc.

Leonard Kreynin, Davis Polk & Wardwell LLP

William Doran, Benesch, Friedlander, Coplan & Aronoff LLP

Sarah M. Hesse, Benesch, Friedlander, Coplan & Aronoff LLP